Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Announces Pricing of US$150 Million Offering of Convertible
            Senior Notes

            JAG - TSX/NYSE

            CONCORD, NH, Sept. 10 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has entered into an agreement with a group of initial purchasers to issue and sell US$150 million aggregate principal amount of 4.50% senior convertible notes due 2014
(the "notes"). Jaguar has granted the initial purchasers a 30-day option to purchase up to an additional US$15 million aggregate principal amount of notes to cover over-allotments, if any. The size of the offering was increased from the initial US$110 million to US$150 million. The closing of the offering of the notes is expected to occur on or about September 15, 2009, subject to the satisfaction of customary closing conditions, including approval of the
Toronto Stock Exchange and the New York Stock Exchange.
            Jaguar expects to receive net proceeds of approximately US$144.6 million from the offering of the notes (or approximately US$159.1 million if the initial purchasers' over-allotment option is exercised in full). Jaguar intends to use the net proceeds from the sale of the notes to repurchase its outstanding 10.5% secured notes and to fund the exploration and pre-development of a gold property that has yet to commercially produce gold for which Jaguar is in exclusive negotiations, with the balance to be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.
            Any purchase of the 10.5% secured notes may be made in the open market, through an offer to purchase, by redemption once permitted on or after March
22, 2010 or in any other manner permitted by law. While the terms of the acquisition referred to above have not been settled, the parties have agreed that, if completed, the purchase price would be between US$39 million and
US$43 million, all payable in Jaguar common shares. The shares would be subject to a four-month hold period under applicable Canadian law. The proposed acquisition will be subject to, among other things, the completion of due diligence satisfactory to Jaguar, the settlement of a definitive agreement as well as regulatory consents and approvals. The acquisition, if consummated, would not constitute a "significant acquisition" under applicable Canadian or
U.S. securities laws.
            The notes will be unsecured, senior obligations of the Company. The notes will bear interest at a rate of 4.5% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and will mature on November 1, 2014. The notes will have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately
US$12.75 per common share, which is approximately 26.24% of the closing price of Jaguar common shares on the New York Stock Exchange on September 10, 2009.
The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

            The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of
1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in
Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

            Forward Looking Statements

            This press release contains forward-looking statements regarding the terms of the notes, the use of proceeds, the closing date, the over-allotment option and a potential acquisition. These forward-looking statements can be identified by the use of words "expected," "intends" and "will". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, the terms of the notes, the anticipated closing date and the ability of Jaguar to complete the acquisition to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to completion of the proposed offering, the use of proceeds from the offering and the ability of Jaguar to complete the proposed acquisition.
            These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the
Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 18:21e 10-SEP-09